STATE OF MARYLAND              COMMISSIONERS
                                [GRAPHIC OMITTED]               -----------
                            PUBLIC SERVICE COMMISSION
ROBERT L. EHRLICH, JR.                                       KENNETH D. SCHISLER
       GOVERNOR                                                    CHAIRMAN

  MICHAEL S. STEELE                                        J. JOSEPH CURRAN, III
 LIEUTENANT GOVERNOR                                           RONALD A. GUNS
                                                             HAROLD D. WILLIAMS
                                                              ALLEN M. FREIFELD

#6, 10/27/04 AM; ML#s 94076,
  94420 and 94828, S-649


                                October 27, 2004


Carville B. Collins, Esquire
Piper Rudnick LLP
6225 Smith Avenue
Baltimore, Maryland  21209-3600

Dear Mr. Collins:

     By Joint Application dated August 20, 2004, and pursuant to ss.5-202 of The Public Utility Companies Article of the Annotated code of Maryland, NUI Corporation ("NUI") and AGL Resources Inc. ("AGLR") (collectively the "Petitioners") requested that the Public Service Commission of Maryland ("Commission") approve an Agreement and Plan of Merger under which NUI will be merged with and into a newly created subsidiary of AGLR. Under the terms of the Agreement and Plan of Merger, NUI will be the surviving corporation. The Petitioners further request Commission authorization of the transfer of control to AGLR of all of the franchises, assets, rights and authority of NUI's utility subsidiary, NUI Utilities, to provide natural gas service in Maryland. AGLR has agreed to pay $13.70 for each share of common stock of NUI issued and outstanding immediately prior to the effective time of the acquisition and to assume NUI's outstanding debt at closing.\1

     In a separate filing dated September 10, 2004 ("Petition"), NUI asked the Commission for approval of a refund to its Maryland customers of certain overcharges found by NUI to have occurred during 1997-2003. The overcharges resulted from improper billings discovered in August of 2004 as a result of certain investigations of the activities of NUI Energy Brokers, a wholly-owned subsidiary of NUI. The investigations were conducted by Liberty Consulting Group, which performed a focused audit in 2003 resulting in the Liberty Audit Report, and Stier Anderson, an outside counsel which conducted an investigation during 2003-2004 resulting in


-------------------------------
1/ With approximately 16 million shares of common stock outstanding, the purchase price for the Stock is about $220 million. The Joint Application states that as of March 31, 2004, NUI has approximately $607 million in debt and $136 million of cash on its balance sheet. Thus, the current net value of the acquisition is about $691 million.


WILLIAM DONALD SCHAEFER TOWER o 6 ST. PAUL STREET o BALTIMORE, MARYLAND 21202-6806

   410-767-8000    o      Toll Free: 1-800-492-0474    o    FAX: 410-333-6495
     MDRS:  1-800-735-2258 (TTY/Voice)  o  Website:  www.psc.state.md.us.psc

Carville B. Collins, Esquire
October 27, 2004
Page 2


the Stier Anderson Report and the Stier Anderson Elkton Report. While some of the material pertaining to the overcharges and refunds thereof is confidential, it can be stated here that the outside counsel determined that the activities of NUI Energy Brokers impacted natural gas purchases for a number of NUI's operating divisions, including its division in Maryland (NUI Elkton Gas). The outside counsel further determined that the maximum amount of lost margin to NUI Elkton Gas was $38,119, which the Petitioners propose to refund to NUI Elkton Gas customers. NUI has proposed a further refund of $6,008 reflecting applicable carrying charges incurred during the period of the overcharge. NUI proposes to return the entire refund of $44,127 by means of a credit to all customers as part of the Annual Cost Adjustment ("ACA") rate in effect for the twelve months November 1, 2004 - October 31, 2005.

     Following approval of the merger, the surviving company plans to provide natural gas service in Maryland under the same terms, conditions and tariffs as presently offered by NUI Elkton Gas. AGLR asserts that it should be able to improve and expand upon the services offered by NUI Elkton Gas by integrating NUI Elkton Gas into AGLR's information technology programs. AGLR has not made determinations regarding the future employment of NUI Elkton Gas' employees, but it has determined to provide employees with benefits for at least one year following the closing pursuant to Section 5.9(a) of the Merger Agreement.

     The Petitioners also request that the Commission authorize AGLR to treat NUI's pension asset as a regulatory asset after the close of the merger. Currently, NUI records its cost related to Pension Benefits in accordance with Financial Accounting Standard Board ("FASB") Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87").

     The Petitioners have further requested that the Commission not impose any conditions that have the effect of requiring AGLR to conduct business, or govern the affairs of AGLR or any or its subsidiaries at closing, in a manner that is adverse to AGLR or those subsidiaries.

     The Commission's Staff reviewed the Agreement and Plan of Merger and the Petition pursuant to the provisions of ss.5-104(a) of the PUC Article, and filed extensive comments recommending that the Commission approve the filings as being consistent with the public convenience and necessity. Staff analyzed the financial information submitted by NUI and AGLR, as well as other financial data resources. Staff also considered the effect of the consummation of the proposed merger on the public, including the ratepayers of NUI Elkton Gas, the holders of stock, employees of NUI Elkton Gas and natural gas users in NUI Elkton Gas' franchise territory. Further, Staff reviewed the Liberty Audit Report, the Stier Anderson Report, and the Stier Anderson Elkton Report, and concluded that the refunds proposed therein, including interest, are appropriate and reasonable. Additionally, Staff states that it found no evidence that NUI acted in bad faith or recklessly, or that it intended to overcharge Elkton Gas ratepayers. In fact, Staff observes that NUI commissioned the "comprehensive" Stier Anderson Report itself, after obtaining the findings of the Liberty Audit.

     Staff notes that under the proposed merger, effectively a purchase by AGLR of NUI, NUI will not be required to pay any merger expenses, including any kind of purchase/sale premium to AGLR. Thus, Staff observes that it has no concern that any such expense or premium will be

Carville B. Collins, Esquire
October 27, 2004
Page 3


assessed on the ratepayers of NUI Elkton Gas. The Merger Agreement stipulates that AGLR will pay $13.70 for each share of the Stock. For the seven months prior to the announcement of the merger on July 15, 2004, the stock had varied in the $16 to $17 range, but in the month prior to the announcement the price had traded in the $14 to $15 range. Since the announcement the stock has traded around the proposed $13.70 agreed to in the merger.

     In its review, Staff notes that NUI currently has a weak financial position, including a potential liquidity problem. NUI's earnings have dropped in 2004, due to a winding down of its energy trading business, higher interest expenses from increasing indebtedness and high maintenance and employee costs. Under the pressure from its debtors, the Company has eliminated its dividend entirely. The audit and investigation of NUIEB has resulted in a monetary settlement with New Jersey ratepayers and a pre-tax reserve established for ratepayers in Florida. Note 2 to the Consolidated Financial Statements of NUI for the year ended September 30, 2003, described the liquidity problems facing NUI and states that NUI and NUI Utilities believe, that subsequent to September 30, 2004, they may not have sufficient liquidity to meet their continuing obligations. For all of these reasons, Staff determined that the merger not only is not detrimental to the public, but that it provides net benefits to the public. Therefore, Staff recommends that the Commission grant the Petitioners' requests.

     The Commission has reviewed and considered the materials contained in the Joint Application, the Petition, and Staff's comments. Upon that review, the Commission finds that the Merger Agreement is consistent with the public convenience and necessity because it is not detrimental to the public and, in fact, provides net benefits to the public. The merger will improve NUI's financial stability and, as a result, NUI Elkton Gas' operational stability. NUI is in the process of winding down or has wound down and sold most of its non-regulated businesses, which businesses have higher risk than the regulated utilities. AGLR is an investment-grade rated company that will become the largest local gas distribution company (by customers) along the East Coast of the United States if the acquisition is consummated. AGLR's credit rating and NUI's disposal of its non-regulated businesses may reduce the cost of capital for NUI Elkton Gas. Also, AGLR is a registered public utility holding company under the Public Utility Holding Company Act of 1935, which subjects AGLR to tougher financial restrictions, federal oversight and increased reporting requirements.

     The Commission further finds that the merger will provide additional benefits to the public. If the merger is consummated, NUI Elkton Gas intends to supply gas under the same terms of the currently filed tariff and should be able to provide the same quality of service currently offered by the existing utility. Also, there is the potential that the merger could improve and expand services. The rates currently charged by NUI Elkton Gas will not increase and the possible economies of scale of the combined companies and the technology of AGLR may help reduce the costs of NUI Elkton Gas. Pursuant to the Merger Agreement, NUI Elkton Gas' employees will receive benefits for one year while AGLR determines the utility's employment needs. Finally, since AGLR does not currently operate in Maryland, the acquisition will not diminish competition.

Carville B. Collins, Esquire
October 27, 2004
Page 4


     Accordingly, the Commission approves the terms of the Agreement and Plan of Merger, and the acquisition contemplated therein, and the transfer of control to AGLR of all of NUI Utilities' franchises, assets, rights and authority to provide natural gas service in Maryland. The Commission also approves the amount (including applicable interest) and proposed plan of refund to NUI Elkton Gas customers as set forth in the September 10, 2004 Petition. The Commission directs that the refunded amounts be clearly depicted on all Annual Cost Adjustment reconciliation reports that NUI Elkton Gas files with the Commission.

     The Commission also accepts the findings in the Stier Anderson Report and the Stier Anderson Elkton Report. The Commission further determines that it will not pursue any investigation, audit, or other action based upon, or in any way relating to, the matters discussed in the Liberty Audit Report, the Stier Anderson and/or the Stier Anderson Elkton Report, and determines that all matters pertaining to these three reports are considered closed. The Commission determines that its approvals herein do not abrogate the Commission's obligation to investigate any properly filed claim or ability to determine that another rate adjustment is necessary based on such complaint; provided however, the Commission will not impose any penalty on NUI Elkton Gas, or any of its affiliates, as a result of the Commission's findings on any complaint that relates to the refunds approved by the Commission in this matter.

     Finally, the Commission authorizes AGLR to create a regulatory asset for NUI's pension asset.


                                             By Direction of the Commission,



                                             O. Ray Bourland
                                             Executive Secretary


ORB/gjd